EXHIBIT 99.1

Profound Medical Announces Second Quarter 2022 Financial Results

TORONTO, Aug. 04, 2022 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today reported financial results for the second quarter ended June 30, 2022. Unless specified otherwise, all amounts in this press release are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Second Quarter 2022 and Recent Corporate Highlights

  Multiple clinical presentations and product demonstrations performed at the American Urological Association's (“AUA”) 2022 Annual Meeting, which took place from May 13 – 16 in New Orleans, highlighted the ability of TULSA-PRO® to effectively and safely ablate physician-prescribed prostate tissue in an unrivaled variety of patients with localized prostate cancer and large volume benign prostatic hyperplasia (“BPH”). Of particular note, Kenneth A. Goldberg, M.D., an Assistant Professor in the Department of Urology at UT Southwestern Medical Center, performed a semi-live TULSA procedure during the afternoon Plenary Session on May 13, 2022. The AUA designated this activity for AMA PRA Category 1 Credits™.

  Profound held its 2022 Annual General Meeting of Shareholders, at which the Company's shareholders elected all seven nominees to its board of directors.

  The Company confirmed that Brian Ellacott, its Independent Lead Director, and Arun Menawat, its CEO and Chairman, had purchased additional Profound stock on Nasdaq at a combined cost of approximately $763,000.

  On July 15, 2022, Transurethral Ultrasound Ablation (“TULSA”), performed with Profound’s TULSA-PRO® system, was included in the Proposed Agenda for the American Medical Association’s September 2022 CPT® Editorial Panel Meeting.

“We continue to be encouraged by the growing interest shown in our unique ablative technologies, which has culminated in increased adoption of TULSA-PRO® and the first-ever North American sales of Sonalleve® systems, which were placed at two prestigious, globally recognized institutions – Washington’s National Children’s Hospital and Toronto’s Hospital for Sick Children,” said Dr. Menawat.

Summary Second Quarter 2022 Results

For the quarter ended June 30, 2022, the Company recorded revenue of approximately $2.0 million, with $1.16 million from recurring revenue, which consists of the sale of TULSA-PRO® consumables, lease of medical devices, procedures and services associated with extended warranties, and $864,000 from the one-time sale of capital equipment. This represented revenue growth of 48% sequentially over the 2022 first quarter, driven primarily by the first-time sales of Sonalleve® systems in the United States and Canada, and a revenue decrease from $2.6 million in the same three-month period a year ago, due primarily to lower one-time sales of capital equipment in international markets.

Total operating expenses, which consist of research and development (“R&D”), general and administrative (“G&A”), and selling and distribution expenses, were approximately $8.7 million in the second quarter of 2022, an increase of 15% compared with approximately $7.6 million in the second quarter of 2021.

Expenditures for R&D for the three months ended June 30, 2022 were approximately $3.7 million, an increase of 8% compared with approximately $3.4 million in the three months ended June 30, 2021, primarily driven by CAPTAIN trial enrolment and treatment of patients, an increase in consultants hired for regulatory and engineering projects, traveling for off-site MRI testing and site installation, and additional headcount. These were offset partially by a decrease to material expenses due to verification and validation testing and completion of the GE Healthcare MRI scanner compatibility project and a decrease in share-based compensation.

G&A expenses for the 2022 second quarter increased by 7% to approximately $2.6 million, compared with approximately $2.5 million in the same period in 2021, due to additional headcount and new license costs for enterprise resource planning (ERP) and customer relationship management (CRM) software. Partially offsetting these amounts was a decrease in share-based compensation.

Second quarter 2022 selling and distribution expenses increased by 39% to approximately $2.4 million, compared with $1.7 million in the second quarter of 2021. While selling and distribution expenses have historically been lower than R&D expenses, Profound continues to expect that, in the future, selling and distribution expenses will exceed R&D expenses as the Company continues to commercialize the TULSA-PRO® system in the United States.

Primarily due to a higher foreign exchange gain, net finance income for the three months ended June 30, 2022 was approximately $1.9 million, compared with net finance costs of approximately $602,000 in the three months ended June 30, 2021.

Second quarter 2022 net loss was approximately $5.9 million, or $0.28 per common share, compared to approximately $7.0 million, or $0.35 per common share, in the three months ended June 30, 2021.

Liquidity and Outstanding Share Capital

As at June 30, 2021, Profound had cash of approximately $53.2 million.

As at August 4, 2022, Profound had 20,851,327 common shares issued and outstanding.

For complete financial results, please see Profound’s filings at www.sedar.com, www.sec.gov and on the Company’s website at www.profoundmedical.com under “Financial” in the Investors section.

Conference Call Details

Profound Medical is pleased to invite all interested parties to participate in a conference call today, August 4, 2022, at 4:30 pm ET during which time the results will be discussed.

Live Call Toll-Free:	1-866-374-5140 (PIN: 23122874#)
Live Call International:	1-404-400-0571 (PIN: 23122874#)

The call will also be broadcast live and archived on the Company's website at www.profoundmedical.com under "Webcasts" in the Investors section.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849

	June 30, 2022 $	December 31, 2021 $

Assets

Current assets
Cash	53,235	67,152
Trade and other receivables	3,463	1,412
Inventory	7,992	7,413
Prepaid expenses and deposits	504	1,148
Total current assets	65,194	77,125

Trade and other receivables	2,531	3,622
Property and equipment	787	788
Intangible assets	889	1,435
Right-of-use assets	978	1,116
Goodwill	2,646	2,689

Total assets	73,025	86,775

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,423	3,180
Deferred revenue	505	477
Provisions	72	87
Derivative financial instrument	72	161
Lease liabilities	247	250
Total current liabilities	3,319	4,155

Deferred revenue	840	875
Lease liabilities	985	1,127

Total liabilities	5,144	6,157

Shareholders’ Equity

Share capital	216,045	219,579
Contributed surplus	18,040	16,986
Accumulated other comprehensive income	8,634	4,746
Deficit	(174,838)	(160,693)

Total Shareholders’ Equity	67,881	80,618

Total Liabilities and Shareholders’ Equity	73,025	86,775

	Three months ended June 30, 2022 $	Three months ended June 30, 2021 $	Six months ended June 30, 2022 $	Six months ended June 30, 2021 $

Revenue
Capital equipment	864	1,459	1,204	1,693
Recurring - non-capital	1,161	1,168	2,185	1,645
	2,025	2,627	3,389	3,338
Cost of sales	1,089	1,411	2,017	1,870
Gross profit	936	1,216	1,372	1,468

Operating expenses
Research and development	3,688	3,419	6,868	6,524
General and administrative	2,632	2,453	4,978	4,585
Selling and distribution	2,394	1,728	4,596	3,315
Total operating expenses	8,714	7,600	16,442	14,424

Operating Loss	7,778	6,384	15,070	12,956

Net finance costs/(income)	(1,864)	602	(972)	1,502

Loss before taxes	5,914	6,986	14,098	14,458

Income taxes	16	57	47	84

Net loss attributed to shareholders for the period	5,930	7,043	14,145	14,542

Other comprehensive loss
Item that may be reclassified to loss
Foreign currency translation adjustment- net of tax	(6,181)	1,929	(3,888)	2,914
Net loss and comprehensive loss/(income) for the period	(251)	8,972	10,257	17,456

Loss per share
Basic and diluted loss per common share	0.28	0.35	0.68	0.72

	Six months ended June 30, 2022 $	Six months ended June 30, 2021 $

Operating activities
Net loss for the period	(14,145)	(14,542)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment	327	229
Amortization of intangible assets	531	502
Depreciation of right-of-use assets	118	165
Share-based compensation	2,466	2,798
Interest and accretion expense	32	46
Deferred revenue	11	107
Change in fair value of derivative financial instrument	(89)	(149)
Interest income on trade and other receivables	(212)	-
Changes in non-cash working capital balances
Trade and other receivables	(823)	56
Prepaid expenses and deposits	636	640
Inventory	(1,012)	(2,135)
Accounts payable and accrued liabilities	(724)	(1,168)
Provisions	(15)	(12)
Income taxes payable	-	(13)
Foreign exchange on cash	(528)	1,188
Net cash flow used in operating activities	(13,427)	(12,288)

Investing activities
Purchase of property and equipment	-	(32)
Purchase of intangible assets	-	(313)
Total cash used in investing activities	-	(345)

Financing activities
Payment of other liabilities	-	(99)
Proceeds from share options exercised	95	342
Proceeds from warrants exercised	-	1,511
Payment of lease liabilities	(161)	(197)
Total cash from financing activities	(66)	1,557

Net change in cash during the period	(13,493)	(11,076)
Foreign exchange on cash	(424)	934
Cash – Beginning of period	67,152	83,913
Cash – End of period	53,235	73,771